



02007620

SECURITI[illegible] [illegible]ISSION
Washington, D.C. 20549

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RECEIVED MAR 04 2002 316
PROCESSING SEC MAIL SECTION WASH., D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52020



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CAPITALKEY SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 Cortlandt Street, 9th Floor
(No. and Street)

New York,	**New York**	**10007**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Neal D. Goldman 212-791-9505
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	**New York,**	**New York**	**10019**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Neal D. Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of CapitalKey Securities, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Manager
Title

Notary Public

WENDY P. GERZOG
Notary Public, State of New York
No. 30-4759910
Qualified in Nassau County
Certificate filed in New York County
Term Expires March 30, 2003

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
(c) Statement of Operations.
(d) Statement of Cash Flows.
(e) Statement of Changes in Member's Equity.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
(g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
(n) Independent Auditors' Supplementary Report on Internal Control.
☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
(q) Statement Regarding Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CapitalKey Securities, LLC

Statement of Financial Condition

December 31, 2001

Contents



Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Member of
CapitalKey Securities, LLC

We have audited the accompanying statement of financial condition of CapitalKey Securities, LLC (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 27, 2002

CapitalKey Securities, LLC

Statement of Financial Condition

December 31, 2001

Assets		
Cash	$	35,844
Due from Parent		10,000
Total assets	$	45,844
Member's equity		
Total member's equity	$	45,844

The accompanying notes are an integral part of this Statement of Financial Condition.

CapitalKey Securities, LLC

Notes to Financial Statement of Condition

December 31, 2001

1. Organization and Description of Business

CapitalKey Securities, LLC (the "Company"), a wholly-owned subsidiary of Capital IQ, Inc. (the "Parent"), is a Delaware limited liability company organized on July 30, 1999 for the purpose of acting as an agent in private placements of securities for both United States issuers and, to a lesser extent, foreign issuers. On November 17, 1999, the Company changed its name from iKnow Capital, LLC to CapitalKey Securities, LLC. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

2. Significant Accounting Policies

Cash

At December 31, 2001, cash represented a demand deposit account held at one diversified multinational financial institution.

Income Taxes

The Company is a single member Limited Liability Company. For federal and state income tax purposes, the income or loss is included in the income tax return of its member. Therefore, no liability for federal or state income taxes has been included in the financial statements.

3. Related Party Transactions

Under a management agreement between the Company and the Parent (the "Agreement"), the Parent provides various services to the Company, including personnel, administrative services, data processing, communications services, and use of office space, equipment and supplies, in exchange for a management fee. In addition, the Company incurred and paid certain operational expenses which were not reimbursed at the discretion of the Parent.

The Agreement also provides that the Company will pay additional service fees ("transaction fees") to the Parent upon the completion of certain transactions by the Company. Such transaction fees will be payable only to the extent of fees earned by the Company on transactions. No such transactions were completed during the year ended December 31, 2001.

4. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2001, the Company had net capital of $35,844, which was $30,844 in excess of the amount required to be maintained at that date.

STATEMENT OF FINANCIAL CONDITION

CapitalKey Securities, LLC

December 31, 2001
with Report of Independent Auditors